SEANERGY MARITIME HOLDINGS CORP.
16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
 Tel: +30 210 8913507

November 30, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Seanergy Maritime Holdings Corp.
Registration Statement on Form F-1 (File No. 333-221058)

Ladies and Gentlemen:

On November 30, 2017, the undersigned registrant requested acceleration of the effectiveness of the above captioned registration statement so that it would be made effective at 5:00 p.m. Eastern Standard Time on November 30, 2017, or as soon thereafter as practicable.  The undersigned registrant hereby withdraws such request.

Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 or Will Vogel at (212) 574-1607 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

November 30, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams

Re:	Seanergy Maritime Holdings Corp.
Registration Statement on Form F-1
Filed October 20, 2017, as amended
File No. 333-221058

Ladies and Gentlemen:

On November 30, 2017, we, as the underwriters in the offering of common shares of Seanergy Maritime Holdings Corp., filed a letter with the Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (the "Registration Statement") so that it may be declared effective at 5:00 p.m., Eastern Time on November 30, 2017, or as soon thereafter as practicable. We hereby withdraw such request.

(Signature Page Follows)

Very truly yours,

MAXIM GROUP LLC
By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Head of Investment Banking, Executive Managing Director